NextMart, Inc.

Oriental Plaza Bldg. W3, Twelfth Floor

1 East Chang’an Avenue, Dongcheng District

Beijing, 100738 PRC

January 4, 2011

Andrew Mew

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C.  20549

Re:

NextMart, Inc.
-Form 10-K for the Fiscal Year ended September 30, 2009 (“10-K”)

Dear Mr. Mew:

This letter responds to the Staff’s comment letter dated November 19, 2010 regarding the above referenced filing.   For reference purposes, each numbered responses below responds to the corresponding comment in your comment letter.

1. In response to comment #1; we will review our disclosure to clarify the fact that the net assets being sold do not include the subsidiaries’ cash, office furniture and equipment as well as third party creditor’s rights and third party debts.

2. In response to comment #2, the amount of $(6,049,991) for Hua Hui transaction reported in fiscal 2009 audit is included as an adjustment to reduce the accumulated deficit for the interim period ended March 31, 2010. We rescinded the transaction with Hua Hui in March 2010 and as a result, reversed the entries made for the transaction in 2009. Thus, the accumulated deficit as of March 31, 2010 was calculated as following:

The loss of $(6,049,991) should be reversed at March, 31, 2010 due to the termination of Hua Hui transaction by adjusting the accumulated loss of $ (96,387,017) to $(90,337,026) and to that number, the net loss of $(6,286,246) is added resulting  $(96,623,272).

3. In response to your comment #3, we will expand our disclosure to describe the nature and age of      the mentioned receivables included in the Current Assets of held for sale operations.

4. In response to comment #4, please understand that our operations are currently limited to the development of our new businesses, and all of our operations are limited to our Beijing corporate office. We have no other operating locations at this time.  We use financial controls to address financial reporting risks that are relevant to our Beijing office. We do this firstly by making sure that components of our financial statements (or other reporting) are properly classified (by type or account) and described. Secondly all transactions that should be processed are processed. This means that there are no omissions. Thirdly, transactions are calculated using an appropriate methodology and are computationally accurate. Lastly, the company also endeavors to make certain that all transactions are ultimately recorded in accordance with US GAAP.

5. In response to comment #5, our company has no internal audit function.

6. In response to comment #6, we initially maintain our books and records in accordance with PRC

GAAP, and they are then converted to US GAAP (see response #7).

7. In response to comment #7, all material transactions initially are recorded in accordance with PRC GAAP. The financial statements are then converted to US GAAP by our accountant. The conversion is reviewed by our Finance Manager and again by our Chief Financial Officer, and any adjustments are made by such parties. We also consult with our auditor, with respect to any issues regarding the conversion to US GAAP.

8. In response to comment #8, the individuals responsible for preparing our company’s financial statements include an accountant and a finance manager. Our accountant role with respect to our financial statements entails tracking and compiling all financial data related to the Company required for both PRC GAAP and US GAAP. The information is then transferred over to the finance manager. Our accountant maintains a College Diploma in Accountings. This person’s education in US GAAP extends to his[?] own self study, using study materials and training provided by the company’s financial manager. Our Finance Manger’s role with respect to our financial statements entails assembling all data collected from the accountant to calculate and write the financial report in PRC GAAP format and then converting the report according to US GAAP regulations. Our finance manager has an undergraduate degree in finance and is designated as a Chinese CPA. This individual’s prior accounting related experience includes being a managing auditor at an international accounting firm. He has hands on experience with the financial statements of the Company and Redrock Capital Group Limited, (“Redrock”) an affiliate of our largest shareholder. Redrock also reports according to US GAAP.  Our CFO’s role with respect to our financial statements is completing the final review and approval of all financial statements for the Company.  Our CFO holds and undergraduate degree from the Shanghai University of Finance and Economics and had held the CFO positions for two other companies under US GAAP regulations.

9. In response to comment #9, we do not retain an accounting firm to prepare our financial statements or evaluate our internal control over financial reporting.

10. In response to comment #10, our accountant and finance manager are employees of Redrock (see question 8).

11. In response to comment #11, our board of directors knowledge of US GAAP and internal control over financial reporting extends to their own self study and hands on experience dealing with US GAAP in the work place.

In closing, the Company acknowledges that;

(a). It is responsible for the adequacy and accuracy of the disclosure contained within its filings,

(b). Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

(c). It may not assert staff comments as a defenses in any proceeding initiate by the Commission or any person under the federals securities laws.

We trust that the above is responsive to the Staff’s comments and questions, but we remain available to answer any addition questions that the Staff may have.  Please do not hesitate to contact our attorney Daniel H. Luciano at 908-832-5546, if you have any questions regarding this letter. We plan to file such amendments referenced above as promptly as possible following your concurrence of our positions.

Very truly yours,

Nextmart, Inc.

/s/ Carla Zhou

By Carla Zhou, CFO

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